UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____) *

Castle Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14843C 10 5

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14843C 10 5	13 G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS. Industry Ventures Healthcare, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,253,493 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,253,493 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,253,493 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (3)
12	TYPE OF REPORTING PERSON* OO

(1)

This Schedule 13G is filed by Industry Ventures Healthcare, LLC (“IVH”), Industry Ventures Management VII, LLC (“IVM VII”), and Johan D. Swildens (“Swildens,” together with IVH and IVM VII, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The shares are held by IVH. Swildens serves as Manager of IVM VII, which serves as the manager of IVH, and has voting and investment control over the shares owned by IVH, and may be deemed to own beneficially the shares held by IVH. Neither IVM VII nor Swildens own any securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)

The percentage is based on 17,074,049 shares of Common Stock reported to be outstanding as of November 7, 2019 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 as filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP NO. 14843C 10 5	13 G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS. Industry Ventures Management VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,253,493 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,253,493 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,253,493 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares are held by IVH. Swildens serves as Manager of IVM VII, which serves as the manager of IVH, and has voting and investment control over the shares owned by IVH, and may be deemed to own beneficially the shares held by IVH. Neither IVM VII nor Swildens own any securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)

The percentage is based on 17,074,049 shares of Common Stock reported to be outstanding as of November 7, 2019 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 as filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP NO. 14843C 10 5	13 G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS. Johan D. Swildens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,253,493 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,253,493 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,253,493 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares are held by IVH. Swildens serves as Manager of IVM VII, which serves as the manager of IVH, and has voting and investment control over the shares owned by IVH, and may be deemed to own beneficially the shares held by IVH. Neither IVM VII nor Swildens own any securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)

The percentage is based on 17,074,049 shares of Common Stock reported to be outstanding as of November 7, 2019 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 as filed with the Securities and Exchange Commission on November 12, 2019.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Industry Ventures Healthcare, LLC, Industry Ventures Management VII, LLC and Johan D. Swildens in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Castle Biosciences, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:	Castle Biosciences, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	820 S. Friendswood Drive, Suite 201 Friendswood, Texas 77546
United States of America

Item 2

(a)	Name of Person(s) Filing:

Industry Ventures Healthcare, LLC (“IVH”)
Industry Ventures Management VII, LLC (“IVM VII”)
Johan D. Swildens (“Swildens”)

(b)	Address of Principal Business Office:	30 Hotaling Place
San Francisco, California 94111

(c)	Citizenship:

IVH	Delaware
IVM VII	Delaware
Swildens	United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	14843C 10 5

Item 3	Not applicable.

Page 5 of 8 Pages

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
IVH	1,253,493	0	1,253,493	0	1,253,493	1,253,493	7.3%
IVM VII (1)	0	0	1,253,493	0	1,253,493	1,253,493	7.3%
Swildens (1)	0	0	1,253,493	0	1,253,493	1,253,493	7.3%

(1)

Swildens serves as Manager of IVM VII, which serves as the manager of IVH, and has voting and investment control over the shares owned by IVH, and may be deemed to own beneficially the shares held by IVH. Neither IVM VII nor Swildens own any securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)

The percentage is based on 17,074,049 shares of Common Stock reported to be outstanding as of November 7, 2019 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 as filed with the Securities and Exchange Commission on November 12, 2019.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020

INDUSTRY VENTURES HEALTHCARE, LLC
By its Manager, Industry Ventures Management VII, LLC

By:	/s/ Johan D. Swildens
Johan D. Swildens
Manager

INDUSTRY VENTURES MANAGEMENT VII, LLC

By:	/s/ Johan D. Swildens
Johan D. Swildens
Manager

/s/ Johan D. Swildens
JOHAN D. SWILDENS

Exhibit(s):

A - Joint Filing Statement

Page 7 of 8 Pages